Cadence Financial Corporation

301 East Main Street

Starkville, Mississippi 39759

March 23, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cadence Financial Corporation

Registration Statement on Form S-1, File Number 333-160324

(Filed June 30, 2009; Amended July 22, 2009 and July 28, 2009)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Cadence Financial Corporation (the “Company”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement is being withdrawn because the Company is amending certain terms and conditions related to the shares subject to the Registration Statement, and intends to re-submit the Registration Statement as a new filing on Form S-1. The Company confirms that the Registration Statement was not declared effective by the Securities and Exchange Commission (the “Commission”), and that no securities of the Company have been sold pursuant to the Registration Statement.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act. The Company also requests that in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any additional information, please call Mark L. Jones of Jackson Walker L.L.P., the Company’s outside counsel, at (713) 308-4114.

Yours very truly,

/S/ RICHARD T. HASTON
Richard T. Haston Executive Vice President, Chief Financial Officer, and Secretary Cadence Financial Corporation

cc:	Mark L. Jones, Esq.

Jackson Walker L.L.P.